SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]  Yes  ☐  No  ☒

This Report on Form 6-K contains:—Adecco SA: Release on change in shareholding (19 December 2003)

Adecco S.A., Chéserex

Adecco S.A. has received the following notification pursuant to article 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading:

Dissolution of a Group pursuant to Article 20 SESTA and Article 15 paragraph 5 SESTA-FBC

The group last notified on 26 March 2002 is dissolved by virtue of the dissolution of the shareholders agreements between the direct shareholders.

Of the direct shareholders, only KJ JACOBS AG holds an interest which has to be notified:

Shareholder:	KJ JACOBS AG, Seefeldquai 17, 8008 Zurich

Shares held:	21’961’710 registered shares (11.75% of the voting rights)

Beneficial owners:	Jacobs Stiftung and Verein „Jacobs Familienrat”, both Seefeldquai 17, 8008 Zurich

Remark: The proceeding to obtain a ruling on the existence or non-existence of a duty to notify has not been terminated yet; after the termination of this proceeding, amendments and additions to this notification may be published.

Adecco S.A.	Chéserex, 19 December 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 22 December 2003	By:	/s/ FELIX WEBER
Felix Weber
Chief Financial Officer

Dated: 22 December 2003	By:	/s/ HANS R. BRÜTSCH
Hans R. Brütsch
Corporate Secretary